

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 9, 2015

<u>Via E-mail</u>
Joshua Sason
c/o Magna Management LLC
5 Hanover Square
New York, NY 10004

> **Re:** **M I Acquisitions, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 13, 2015**
> **CIK No. 0001653558**

Dear Mr. Sason:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note your disclosure that you may seek stockholder approval of your initial business combination at a meeting called for such purposes. We also note your disclosure that the insiders have agreed to vote their insider shares, private shares, and any public shares acquired in favor of any proposed business combination. Please disclose the number and percentage of shares offered in this registration statement that would be required to vote in favor of a business combination in order for it to be approved, given that insiders will beneficially own 23.1% of the issued and outstanding shares after this offering.

Risk Factors

If we determine to change our acquisition criteria or guidelines…, page 20

3. We note the disclosure in this risk factor. Please revise the disclosure throughout the prospectus to clarify, if true, that the 80% test would no longer apply if you are delisted from Nasdaq. In addition, in an appropriate section of the prospectus, please identify and describe each of the "acquisition criteria or guidelines" that could be changed and explain the potential impact on investors in your offering. Specifically discuss the factors you will consider when deciding whether, how or when you may deviate from these criteria or guidelines. Lastly, please revise to clearly state whether investors will be given redemption rights to the extent there are any changes to your acquisition criteria or guidelines. Please provide a discussion of these matters in the prospectus summary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions, page 49

4. Please provide the name of the related party who loaned the registrant funds to cover expenses related to the offering. Also disclose the insiders who will purchase in the private placement. See Item 404(a)(1) of Regulation S-K. Revise similar disclosure on page 74.

Employees, page 62

5. We note your disclosure on page 62 that you have two executive officers. However, on page 66, you only provide certain disclosures regarding Joshua Sason. Please revise.

Legal Proceedings, page 63

6. We note your disclosure that there are no material legal proceedings currently pending or known to be contemplated against any members of your management team in their capacity as such. Please tell us how you determined that the lawsuit filed in the Supreme Court of New York (Index No. 153480/2015) by Richard Granville and Yippy, Inc. against Mr. Sason and Magna Group LLC is not material.

Management, page 66

Conflicts of Interest, page 69

7. We note your disclosure on page 72 that M SPAC LLC will own 23.1% of the outstanding shares and that Mr. Sason is the sole managing member of M SPAC LLC. Please include corresponding disclosure in your conflicts of interest table.

Principal Stockholders, page 72

8. We note your disclosure on page 72 that none of your insiders, officers, directors and director nominees has indicated that he or she intends to purchase your units in the offering. We also note your disclosure that members of your management team currently intend to purchase the entire 500,000 units offered pursuant to the directed unit program. Please revise to clarify this apparent discrepancy.

Exhibits

9. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please file a draft copy on EDGAR as correspondence.

     You may contact Peter McPhun at (202) 551-3581 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Giovanni Caruso, Esq. (*via E-mail*)